Filed by BRELF III, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trinity Merger Corp.
Commission File No: 001-38488

August 30, 2019

Frequently Asked Questions
For Members of the Broadmark Companies

The Broadmark real estate lending companies (the “Companies”) and management companies (the “Management Companies” and, together with the Companies, “Broadmark”) have provided the following Frequently Asked Questions and answers to the members of the Companies regarding the proposed business combination with Trinity Merger Corp. (“Trinity”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of August 9, 2019 by and among Broadmark, Trinity, Trinity Sub Inc. and certain affiliates of Trinity.

These Frequently Asked Questions are only a summary and should be read in conjunction with the preliminary joint proxy and consent solicitation statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on Form S-4 by Trinity Sub Inc. on August 12, 2019 (the “Preliminary Proxy Statement”).  A definitive joint proxy and consent solicitation statement/prospectus (the “Definitive Proxy Statement” and, together with the Preliminary Proxy Statement, the “Proxy Statement”) will be mailed to members of the Companies in connection with the Companies’ solicitation of proxies for the special meetings of their members to be held to approve the proposed business combination (the “Business Combination”).  Information in the Definitive Proxy Statement may vary significantly from the information included herein and in the Preliminary Proxy Statement.  Accordingly, members of the Companies are advised to read the Definitive Proxy Statement when available because it will contain important information about the Business Combination.

General Questions Regarding the Business Combination and Timeline

1.	What is the Business Combination?

The Companies and the Management Companies have entered into a definitive merger agreement for a business combination transaction with Trinity Merger Corp., a NASDAQ listed special purpose acquisition company, to create a new internally managed commercial real estate investment trust (“REIT”) to be named Broadmark Realty Capital Inc. (“Broadmark Realty”) that is expected to be listed on the New York Stock Exchange (“NYSE”). As a result of the merger, members of the Companies would receive publicly traded common stock of Broadmark Realty in exchange for their preferred units currently owned.

2.	Who is Trinity Merger Corp and what is a special purpose acquisition company, or SPAC?

Trinity Merger Corp. is a special purpose acquisition company formed by HN Investors LLC, an affiliate of Trinity Real Estate Investments LLC, and is publicly traded on NASDAQ under the ticker symbols TMCX (Class A Shares), TMCXU (Units) and TMCXW (Warrants). A SPAC is a publicly traded company that raises capital through an initial public offering for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In this case, Trinity has entered into a definitive merger agreement to complete a business combination with Broadmark.

3.	What are the reasons and potential benefits to Broadmark members of the Business Combination?

The board of directors of the Companies and the Management Companies are proposing the Business Combination for a variety of reasons and believe that there are various potential benefits of the Business Combination to members of the Companies, including:

(i)
that following the Business Combination, Broadmark Realty will be an internally managed commercial REIT with an initial equity market capitalization expected to be in excess of $1.0 billion, will have no debt outstanding, and is expected to compare favorably to its publicly traded peer group of comparable internally managed commercial mortgage REITs, which trade at an average dividend yield (ratio of current annual dividends paid per share divided by current share price) of approximately 8.5% and an average multiple of book value (ratio of equity market capitalization to book value) of approximately 1.5x; consequently, Broadmark believes there may be potential for price appreciation in the event Broadmark Realty were to trade in line with its peer group and holders of Broadmark common stock may have the opportunity to realize a premium over net asset value when selling their shares in the public market;

(ii)
that shares of Broadmark Realty are expected to be listed and traded on the NYSE following completion of the Business Combination; consequently, holders of Broadmark Realty common stock generally would be able to sell their shares on the open market based on the prevailing market price of Broadmark Realty’s stock and depending on market conditions; in contrast, the Company preferred units are not freely tradable and are subject to substantial limitations on redemptions;

(iii)
historically, the Companies have made monthly distributions to their investors representing an annual return of 10 to 11% on an annualized basis; while past performance of the Companies is no guarantee of future performance going forward, Broadmark Realty intends to continue to distribute substantially all of its net income to shareholders;

(iv)
members will be able to participate in future potential internal and external growth of Broadmark Realty, potentially including, but not limited to, an expansion of its lending platform and creation of new private real estate lending companies, resulting in additional management fee income;

(v)
by completing the Business Combination with Trinity, the Companies will benefit from the significant public company and transactional experience of the members of Trinity’s team that will join Broadmark Realty’s board of directors; and

(vi)
in the absence of the Business Combination, certain Companies would be required to register under the Securities Exchange Act of 1934 in the near future, which would result in increased costs for certain of the Companies and potentially impact distributions without creating a trading market for the units.

4.	Following completion of the Business Combination, where will Broadmark Realty’s shares trade, and will they be freely tradeable?

Following completion of the Business Combination, members of the Companies will receive shares of Broadmark Realty common stock in exchange for their Company preferred units. Broadmark Realty intends to apply to list its common stock on the NYSE under the ticker symbol “BRMK”. It is a condition to closing of the Business Combination that Broadmark Realty’s shares of common stock have been approved for listing on the NYSE or Nasdaq.

All shares of Broadmark Realty common stock received by members of the Companies in the Business Combination are expected to be freely tradeable in the public markets, except for shares held by persons who are or become affiliates of Broadmark Realty for purposes of Rule 144 under the Securities Act of 1933.

5.	What is the current timeline for the transaction, and when is it expected that the Business Combination will be completed?

On August 12, 2019, the transaction was announced and Broadmark Realty (also known as Trinity Sub Inc.) filed a Registration Statement on Form S-4, which includes the Preliminary Proxy Statement.

Once the SEC has completed its review and has no further comments, the Form S-4 will be declared effective. At that point, Broadmark and Trinity will set meeting dates for the members of each Company and for Trinity stockholders, respectively, and the Definitive Proxy Statement will be mailed to members of the Companies and stockholders of Trinity.

Broadmark currently expects that the special meeting of each Company’s members will be held in late October or early November. Absent any unforeseen delays, Broadmark expects that the Business Combination will then close in the fourth quarter of 2019.

6.	What vote of members of each Company is required to approve the Business Combination?

Approval of the Business Combination requires the affirmative vote of a majority of the members of each Company. Accordingly, a member’s failure to vote by proxy or to vote in person at the Company special meeting will have the same effect as a vote cast against the Business Combination. It is a condition to Trinity’s obligation to close the Business Combination that the members of each Company have approved the Business Combination.

7.	What happens if any of the Companies does not have sufficient votes in favor of the Business Combination to approve the transaction?

If a majority of the members of any Company do not approve the Business Combination, it is unlikely that the Business Combination will be consummated.

Pre-Closing Dividends and Continued Investment

8.	As a Company member, will I continue to receive monthly dividends until the closing of the Business Combination with the same frequency as I have been receiving dividends historically?

Yes, the Companies intend to continue to pay dividends on a monthly basis until the completion of the Business Combination.

See Frequently Asked Question 10 for additional information regarding the payment of dividends and distributions following the completion of the Business Combination.

9.	Can I continue to make investments in the Companies up until closing of the Business Combination?

No, the Companies are not accepting subscriptions for new investments at this time other than pursuant to each Company’s dividend reinvestment plan, which allows existing participants to continue to have their dividends reinvested. Following the completion of the Business Combination, you may also purchase shares of Broadmark Realty in the open market.

Post-Closing Business Operations

10.
Following completion of the Business Combination, will Broadmark Realty continue to make loans and conduct its business in the same manner as the Companies currently make loans and conduct their businesses?

Yes, following completion of the Business Combination, Broadmark Realty expects to continue making loans and conduct its lending business in substantially the same manner as currently conducted by the Companies.

In the near term, Broadmark Realty expects to continue to grow its business in its geographic markets in which the Companies currently operate. In the future, Broadmark Realty may opportunistically seek to expand into new geographic regions. Broadmark Realty expects to deploy capital prudently into new first deed of trust loans supported by real estate, land collateral and recourse personal guarantees. Additionally, Broadmark Realty does not currently intend to incur indebtedness to finance its real estate finance business following closing of the Business Combination, although Broadmark Realty may consider the issuance of debt or equity ranking senior to Broadmark Realty’s shares of common stock in the future.

11.	Following completion of the Business Combination, will Broadmark Realty continue to make distributions in the same manner as the Companies currently make distributions?

Yes. Subject to customary board of director approvals, following the completion of the Business Combination, Broadmark Realty expects to distribute on a monthly or quarterly basis substantially all of its net taxable income to shareholders. Broadmark Realty intends to qualify as a REIT for federal income tax purposes and to pay cash dividends or cash distributions to its shareholders out of distributable cash, equal to substantially all of Broadmark Realty’s net taxable income.

12.	What is the PIPE Investment from Farallon?

In conjunction with the Business Combination, affiliates of Farallon Capital Management, LLC (“Farallon”) have entered into an agreement to purchase approximately $75.0 million of shares of Broadmark Realty common stock at the same Reference Price per share used to calculate the shares members holding preferred units of each Company will receive (the “PIPE Investment”). The proceeds from the PIPE Investment will be used to help fund growth of the lending operations of Broadmark Realty and to pay transaction expenses associated with the Business Combination.

In addition, the Farallon entities will have an option to purchase an additional $25.0 million of shares of Broadmark Realty common stock, exercisable at the Reference Price at their election during the twelve-month period following consummation of the Business Combination. As consideration for its commitment, Farallon will receive approximately 7.2 million newly issued warrants exercisable to purchase shares of Broadmark Realty common stock at $11.50 per share. Concurrently with the execution of the Merger Agreement, Trinity’s sponsor agreed to forfeit approximately 7.2 million of its warrants, thereby eliminating any additional dilution associated with the issuance of the Farallon warrants. The PIPE Investment is generally subject to the same conditions to completion as the Business Combination.

13.	Who is Farallon?

Farallon Capital Management, L.L.C. is a global institutional asset management firm founded in 1986. Farallon manages equity capital for institutions, including college endowments, charitable foundations and pension plans, and for high net worth individuals. Farallon invests globally across its core investment strategies, including credit and real estate.

14.	The S-4 makes reference to the possibility of a Private REIT; what will be the business model of the Private REIT?

Following completion of the Business Combination, Broadmark Realty expects to organize a private real estate lending company, referred to herein as the “Private REIT,” that Broadmark Realty anticipates electing to be taxed as a REIT. The Private REIT will seek to raise capital on a private placement basis from qualified purchasers for the purpose of investing available capital on a pro rata basis in new loans originated by Broadmark Realty. The Private REIT will not compete with Broadmark Realty for new loans.

The Private REIT will be managed by a wholly owned subsidiary of Broadmark Realty, which will receive management economics substantially similar to the management economics received by the existing Management Companies. This new revenue stream will provide Broadmark Realty with an additional source of cash flow and will be accretive to shareholders.

15.	Will management of the Companies and the Management Companies continue as management of Broadmark Realty following consummation of the Business Combination?

Yes, following consummation of the Business Combination, Joseph Schocken will serve as chairman of the board of directors of Broadmark Realty, Jeffrey Pyatt will serve as Chief Executive Officer and a director of Broadmark Realty, Adam Fountain will serve as Executive Vice President of Broadmark Realty, Joanne Van Sickle will serve as Controller of Broadmark Realty and each of Bryan Graf, Tom Gunnison, Jordan Siao and Brian Dubin will serve as Fund Managers of Broadmark Realty. Additionally, Joseph Schocken has entered into a consulting agreement to provide consulting services to Broadmark Realty for a two-year period following consummation of the Business Combination. Each of Jeffrey Pyatt, Adam Fountain, Joanne Van Sickle, Bryan Graf, Tom Gunnison, Jordan Siao and Brian Dubin has entered into an employment agreement with Broadmark Realty with an initial three-year period following consummation of the Business Combination.

Exchange Process

16.	Following the Business Combination, what will happen to the Companies’ units and what will Company members receive in the Business Combination?

As a result of the consummation of the Business Combination, each Company preferred unit issued and outstanding immediately prior to the effective time of the Business Combination will be converted into the right to receive a number of shares of Broadmark Realty common stock equal to:

(i)
the reserve adjusted Net Asset Value (“NAV”) of the Company (which is the members’ equity in a Company attributable to all preferred unit holders in such Company, net of REIT loan loss reserves); divided by

(ii)	the number of preferred units of such Company outstanding immediately prior to the effective time of the Business Combination; divided by

(iii)	the Reference Price (currently estimated to be $10.47 at the consummation of the Business Combination).

For example, if the Business Combination had been consummated on March 31, 2019, one preferred unit of each Company would convert into a number of shares of Broadmark Realty common stock as follows:

Company	Company NAV		Company NAV per preferred unit[2]	Shares of Broadmark Realty common stock per preferred unit3 4
PBRELF I	$365,908,555		$99.64	9.5167
BRELF II	$375,026,427		$99.99	9.5501
BRELF III	$13,818,518		$100.00	9.5511
BRELF IV	–	[1]	$100.00	9.5511

1)
BRELF IV, which did not have any loans outstanding at March 31, 2019, is currently estimated to have a Company NAV per preferred unit of $100.00 and would be exchanged for 9.5511 shares of Broadmark Realty common stock.

2)	On October 1, 2018, the Companies effected a 100:1 reverse preferred unit split.

3)	For each Company, the Broadmark Realty common stock per preferred unit is the Company NAV per preferred unit divided by the Reference Price.

4)	The above exchange ratio is subject to change based on the Company NAV and Reference Price at closing.

17.	What is the Reference Price and how is it calculated?

The “Reference Price” is currently estimated to be $10.47 at the time the Business Combination is consummated and is the value of the funds held in the account established by Trinity for the benefit of its public stockholders (net of income and franchise taxes payable and excluding the proceeds of any PIPE Investment); divided by the number of outstanding shares of Trinity Class A common stock. At June 30, 2019, the funds held in the account established by Trinity were comprised of $1,076 in cash and $358,741,000 in U.S. Treasury Bills.

The Reference Price is used as the basis for the exchange of the members’ equity of the Companies to effect a transaction without premium or discount to either the Companies’ NAV or Trinity trust value.

The Reference Price will be calculated as of the close of business on the business day immediately preceding the date of the consummation of the Business Combination.

18.	How do I determine the number of preferred units that I own to calculate the number of Broadmark Realty shares that I will receive in the Business Combination?

Members can find the number of preferred units they own on the monthly account statements the Companies issue to each member. On October 1, 2018, each of the Companies effected a 100:1 reverse preferred unit split in which 100 preferred units were exchanged for one preferred unit. To calculate the number of preferred units each member owns following the preferred unit split, members can take the number of preferred units reflected on their account statements issued for periods ended prior to August 31, 2019 and divide by 100. Beginning with the account statements issued for the period ended August 31, 2019, account statements will reflect the number of preferred units owned after giving effect to the reverse unit split.

19.	Will the exchange of preferred units of the Companies for Broadmark Realty common stock be a taxable event?

No, we do not expect that the exchange of preferred units of the Companies for shares of Broadmark Realty common stock in the Business Combination will be a taxable event for US federal income tax purposes; however, you should confirm the impact of the exchange on your individual tax situation with your tax advisor.

Redemption Process

20.	Do Company members have the ability to redeem their preferred units prior to the Business Combination and how does the redemption process work?

Yes, members of the Companies have the ability to redeem all or a portion of their preferred units, subject to certain restrictions described below, prior to consummation of the Business Combination by submitting a written redemption request to the Companies on or before September 23, 2019. Any redemption election will be irrevocable after September 23, 2019 and will become effective as of September 30, 2019. Redemption requests received after September 23, 2019 will not be processed. The form of Redemption Request can be obtained by contacting the Companies at clientservices@Broadmark.com. The price at which preferred units can be redeemed will be determined as of the close of business on the effective date of the redemption in accordance with the operating agreement of the Company in which the units are held. Proceeds of redemptions will be paid out within thirty days following the effective date of the redemption. If you redeem all of your preferred units effective as of September 30, 2019, you will not be eligible to vote on the Business Combination.

21.	What happens if a significant number of members request redemptions?

It is a condition to Trinity’s obligation to close the Business Combination that, among other conditions, (i) no Company has redeemed units representing more than 25% of such Company’s total assets, calculated on a rolling twelve-month basis, and (ii) the Companies’ total members’ equity attributable to the holders of the preferred units of the Companies, net of loan loss reserves, being not less than $800 million. If these two conditions are not satisfied, then the Business Combination will not close, absent a waiver by Trinity.

Certain restrictions under the operating agreements of the Companies apply to redemptions, including each Company’s withdrawal gate, which restricts the Company from permitting aggregate redemptions in excess of 20% (not to exceed 25% in the sole discretion of the Company’s manager) of its total assets, calculated on a rolling twelve-month basis as of any redemption date. In the event that a Company reaches the withdrawal gate for the September 30, 2019 redemption, then the manager of such Company will reduce redemption requests pro rata among all redeeming members of that Company and will process redemptions from available cash subject to the applicable withdrawal gate and the manager’s sole discretion to establish reserves and to determine cash available for redemptions. Redemption requests are handled on a pro rata basis, rather than in order of receipt, to be fair to all members. The Companies will notify redeeming members of any reduction or suspension of a redemption request in the event the withdrawal gate is reached. In such case and unless a member properly exercises its dissenters’ rights under Washington law, such member requesting a redemption that was unable to have its units redeemed as a result of the withdrawal gate being reached will have its units converted to shares of Broadmark Realty common stock upon consummation of the Business Combination, which the holder could sell in the public market (subject to certain limitations for holders who are affiliates of Broadmark Realty). In connection with the September 30, 2019 redemption date, the Companies have decided to waive the one-year holding period that applies under the operating agreements of the Companies. Accordingly, members who have held their units for less than one year are eligible to redeem those units effective as of September 30, 2019.

Trinity Warrants

22.	What is the Warrant Consent and what happens if the Warrant Holders do not approve the Warrant Consent?

Currently, the Trinity warrants contain an anti-dilution provision whereby if Broadmark Realty pays cash dividends in excess of $0.50 per share during any 365-day period, the exercise price of the warrant will be reduced by the amount in excess of $0.50. It is currently anticipated that Broadmark Realty will pay annual dividends in excess of $0.50 per share. As a result, the anti-dilution provision would result in significant continuous dilution to Broadmark Realty shareholders. Consequently, Broadmark has made it a condition of the merger to have the anti-dilution provision removed. If the warrant holders fail to approve the Warrant Consent, the Business Combination will not occur and it is possible that the Trinity warrants would expire worthless.

23.	What impact will the warrants have on Broadmark Realty’s ability to pay dividends in the future?

At closing, Broadmark Realty is expected to have approximately 46.9 million warrants outstanding. Each warrant provides for the right to buy one share of Broadmark Realty common stock at $11.50 per share beginning 30 days after consummation of the Business Combination. The warrants will be exercisable for five years following the date of completion of the Business Combination.

Warrant holders will not receive any ordinary cash dividends unless and until they exercise their warrants and purchase shares of Broadmark Realty at $11.50 per share. The warrants will be “out of the money” and are not expected to be exercised unless and until Broadmark common stock trades above $11.50 per share, which is 9.8% greater than the $10.47 Reference Price estimated at the completion of the Business Combination.

Broadmark believes that cash proceeds from warrant exercises would be used to fund new real estate loans to generate additional funds available for distribution and to offset dilution from the additional shares outstanding following exercise of the warrants.

Warrants for approximately 5.2 million shares held by Trinity’s sponsor would be exercisable on a cashless basis at the option of Trinity’s sponsor. The remaining warrants may be exercisable on a cashless basis in certain circumstances if Broadmark Realty fails to maintain a registration statement in effect under the Securities Act of 1933 registering the exercise of the warrants. Broadmark Realty intends to register the shares issuable upon exercise of the warrants in connection with or following the Business Combination.

For further information regarding the warrants, see notes 4 and 5 to the consolidated financial statements of Trinity Merger Corp. for the year ended December 31, 2018 included in the Preliminary Proxy Statement.

24.	Will the warrants be dilutive to our reported earnings, cash flow and dividends per share?

Until the average price of Broadmark Realty’s stock is above the $11.50 exercise price per share for a fiscal quarter, the warrants will have no impact on reported earnings, cash flow or dividends per share for financial reporting purposes, unless they are exercised.

For periods when the average trading price of Broadmark Realty’s stock is over $11.50 per share, the warrants will become dilutive to Broadmark Realty’s earnings and cash flow per share on a fully diluted basis for financial reporting purposes. This is because the number of outstanding shares reported on Broadmark Realty’s financial statements will increase to reflect the average value of the warrants outstanding in excess of $11.50 per share during the reporting period.

However, unexercised warrants will have no impact on the ordinary dividends per outstanding share to be declared and paid by Broadmark Realty. This reflects that Broadmark Realty will not be paying any ordinary cash dividends on outstanding warrants. Holders of warrants must exercise the warrants to be entitled to ordinary dividends on the shares underlying the warrants. Consequently, since Broadmark Realty expects to distribute substantially all of its net income to shareholders, ordinary cash dividends per share may exceed earnings per share as reported on a fully diluted basis.

Additional Information

These Frequently Asked Questions should be read in conjunction with the Preliminary Proxy Statement and the Definitive Proxy Statement that will be mailed to Trinity stockholders in connection with Trinity’s solicitation of proxies for its special meeting of stockholders and to members of the Companies in connection with the Companies’ solicitation of proxies for the special meetings of their members, in each case to be held to approve the Business Combination. Information in the Definitive Proxy Statement may vary significantly from the information included herein and in the Preliminary Proxy Statement. Accordingly, stockholders of Trinity and members of the Companies are advised to read the Definitive Proxy Statement when available because it will contain important information about the Business Combination.

Stockholders can obtain copies of the Proxy Statement, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813. Company members can obtain copies of the Proxy Statement, without charge, at the SEC’s website at www.sec.gov or by request to Pyatt Broadmark Management, LLC, 1420 Fifth Avenue, Suite 2000, Seattle, WA 98101, Attn: Adam Fountain.

Participants in the Solicitation

Trinity, Broadmark Realty, Broadmark and their respective directors, executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies of Trinity’s stockholders and the Companies’ members under SEC rules in connection with the Business Combination. Stockholders of Trinity may obtain more detailed information regarding the names and interests in the Business Combination of Trinity’s directors and officers in Trinity’s filings with the SEC, including Trinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and the names and interests in the Business Combination of Broadmark’s directors and officers in the Preliminary Proxy Statement.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Trinity’s and Broadmark’s industries, future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of each of Trinity’s and Broadmark’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Trinity’s and Broadmark’s respective businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, possible delays in closing the Business Combination, whether due to the inability to obtain Trinity stockholder, warrant holder or regulatory approval, the failure of any of the Companies or Management Companies to obtain member approval of the Business Combination or failure to satisfy any of the other conditions to closing the Business Combination, as set forth in the Merger Agreement; any waivers of the conditions to closing the Business Combination as may be permitted by the Merger Agreement; general economic uncertainty and the effect of general economic conditions on the real estate and real estate capital markets in particular; financing risks; changes in laws or regulations or interpretations of current laws and regulations that impact the Broadmark Realty business following closing of the Business Combination, assets or classification as a REIT; Broadmark Realty’s ability to manage future growth; changes in personnel and availability of qualified personnel; and those discussed in Trinity’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Trinity’s Quarterly Reports on Form 10-Q and other documents of Trinity on file with the SEC or in the Preliminary Proxy Statement. There may be additional risks that Trinity and Broadmark presently do not know or that Trinity and Broadmark currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Trinity’s and Broadmark’s expectations, plans or forecasts of future events and views as of the date of this communication. Trinity and Broadmark anticipate that subsequent events and developments will cause such parties’ assessments to change. However, while Trinity and Broadmark may elect to update these forward-looking statements at some point in the future, both Trinity and Broadmark specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Trinity’s and Broadmark’s assessments as of any date subsequent to the date of this communication.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Trinity’s and Broadmark’s overall business, including those more fully described in Trinity’s and Broadmark Realty’s filings with the SEC, including, without limitation, the Proxy Statement, as may be amended from time to time. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and none of Trinity or its management or Broadmark or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.